UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

40-24B-2

SALES LITERATURE OF REGISTERED
MANAGEMENT INVESTMENT COMPANY

Investment Company Act file number 811-4923

LONGLEAF PARTNERS FUNDS TRUST
(Exact name of registrant as specified in charter)

c/o Southeastern Asset Management, Inc.
6410 Poplar Avenue; Suite 900
Memphis, TN 38119
(Address of principal executive offices) (Zip code)

Registrant’s Telephone Number, Including Area Code - (901) 761-2474

March 31, 2008
Longleaf
Partners Fund
PHILOSOPHY
The Fund seeks to achieve superior long-term performance by acquiring equity securities of competitively entrenched, financially strong, well-managed companies run by capable managements at market prices significantly below our assessment of their business value, and selling these stocks when they approach our appraisal. We view equity investments as ownership in a business enterprise. We determine business or intrinsic value through financial analysis and established disciplines which we have consistently applied for 33 years. Equities purchased at prices substantially less than their intrinsic worth should protect capital from significant loss and should also appreciate substantially when the market ultimately recognizes corporate value.
OBJECTIVE/POLICY STATEMENT
Longleaf Partners Fund seeks long-term capital growth by investing primarily in a limited number of mid and large cap companies believed to be significantly undervalued.
FUND MANAGEMENT
The Fund is managed by Southeastern Asset Management, Inc.®, a Memphis based firm. Founded in 1975, the firm has 51 employees and manages over $38 billion in assets.
INVESTMENT PARTNERSHIP
To align employee interests with those of shareholders and prevent conflicts of interest, Southeastern’s Code of Ethics requires all employees to limit their investment in publicly traded equity securities to the Longleaf Partners Funds (unless granted prior clearance.) The independent members of the Board of Trustees also must invest at least as much as their annual Trustees’ fees in the Funds.
GOVERNING PRINCIPLES
•	We will treat your investment in Longleaf as if it were our own.

•	We will remain significant investors with you in Longleaf.

•	We will invest for the long-term, while striving to maximize returns and minimize business, financial, purchasing power, regulatory and market risks.

•	We will choose our equity investments based on their discounts from our appraisal of their corporate intrinsic values, their financial strengths, their managements, their competitive positions, and our assessment of their future earnings potential.

•	We will concentrate our assets in our best ideas.

•	We will not impose loads, exit fees or 12b-l charges on our investment partners.

•	We will consider closing the Funds to new investors if closing would benefit existing shareholders.

•	We will discourage short-term speculators and market timers from joining us, the long-term investors in Longleaf.

•	We will communicate with our investment partners as candidly as possible.
®
Longleaf Partners Funds ®
(800) 445-9469
www.longleafpartners.com

®
Longleaf Partners Funds ®
(800) 445-9469
www.longleafpartners.com
All data as of 3/31/08
PORTFOLIO MANAGERS
Mason Hawkins, CFA
Southeastern since 1975
Staley Cates, CFA
Southeastern since 1986
PORTFOLIO
CONSTRUCTION

Equities	98%
Cash & Other	2%

Total	100%
AVERAGE ANNUAL
PERFORMANCE — as of 3/31/08

	l Year	5 Years	10 Years	20 Years
Longleaf Partners Fund	(13.2%)	10.3%	7.3%	13.3%
Inflation + 10%	13.9%	13.0%	12.8%	13.1%
S&P 500 Index	(5.1%)	11.3%	3.5%	10.9%
LONGLEAF PARTNERS FUND PROFILE

Initial Public Offering:	4/8/87

Net Assets:	$10,270 million

YTD Expense Ratio:	0.90%; No loads, 12b-l, exit or performance fees

2007 Turnover:	15%

Investment Suitability:	Appropriate for investors with a time horizon over 5 years

Symbol & Cusip:	LLPFX; 54306910-8

Net Asset Value:	$29.55
TOP TEN HOLDINGS — 22 Total Holdings in Fund

Dell	information technology supplier	8.2%
Chesapeake Energy	oil & gas exploration & production	6.3%
DIRECTV	satellite broadcaster	5.5%
Liberty Media Entertainment	media & entertainment company	5.5%
eBay	online auction, payment & other services	5.2%
Cemex	global cement company	5.1%
FedEx Corporation	time sensitive package delivery	5.0%
Liberty Media Interactive	t.v., internet & catalog retail	5.0%
Philips Electronics	electronics, medical, & lighting	5.0%
Yum! Brands	franchisor/owner-Taco Bell, KFC, Pizza Hut	4.8%

	Total	55.6%
PERFORMANCE — Yearly Returns

1988	35.2%	1993	22.2%	1998	14.3%	2003	34.8%
1989	23.3%	1994	9.0%	1999	2.2%	2004	7.1%
1990	(16.4%)	1995	27.5%	2000	20.6%	2005	3.6%
1991	39.2%	1996	21.0%	2001	10.3%	2006	21.6%
1992	20.5%	1997	28.3%	2002	(8.3%)	2007	(0.4%)
This fact sheet must be preceded or accompanied by a Prospectus. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Current performance may be lower or higher than the performance quoted. Please call 1-800-445-9469 or view Longleaf’s website (www.longleafpartners.com) for more current performance information and for a copy of the current Prospectus, which should be read carefully for a discussion of investment objectives, management fees, expenses, and risks. Fund returns and those of the unmanaged S&P 500 Index include reinvested dividends and distributions. The U.S. Bureau of Labor Statistics compiles the monthly CPI-U values used to calculate inflation. Past performance (before and after taxes) is no guarantee of future performance, fund prices fluctuate, and the value of an investment at redemption may be more or less than purchase price. The Fund’s Trustees may impose a redemption fee (payable to the Fund) for short term trades if they believe it necessary to deter market timing.

March 31, 2008
Longleaf
Partners
International
Fund
PHILOSOPHY
The Fund seeks to achieve superior long-term performance by acquiring equity securities of competitively entrenched, financially strong, well-managed companies run by capable managements at market prices significantly below our assessment of their business value, and selling these stocks when they approach our appraisal. We view equity investments as ownership in a business enterprise. We determine business or intrinsic value through financial analysis and established disciplines which we have consistently applied for 33 years. Equities purchased at prices substantially less than their intrinsic worth should protect capital from significant loss and should also appreciate substantially when the market ultimately recognizes corporate value.
OBJECTIVE/POLICY STATEMENT
Longleaf Partners International Fund seeks long-term capital growth by investing primarily in a limited number of foreign companies of all sizes believed to be significantly undervalued.
FUND MANAGEMENT
The Fund is managed by Southeastern Asset Management, Inc.®, a Memphis based firm. Founded in 1975, the firm has 51 employees and manages over $38 billion in assets.
INVESTMENT PARTNERSHIP
To align employee interests with those of shareholders and prevent conflicts of interest, Southeastern’s Code of Ethics requires all employees to limit their investment in publicly traded equity securities to the Longleaf Partners Funds (unless granted prior clearance.) The independent members of the Board of Trustees also must invest at least as much as their annual Trustees’ fees in the Funds.
GOVERNING PRINCIPLES
•	We will treat your investment in Longleaf as if it were our own.

•	We will remain significant investors with you in Longleaf.

•	We will invest for the long-term, while striving to maximize returns and minimize business, financial, purchasing power, regulatory and market risks.

•	We will choose our equity investments based on their discounts from our appraisal of their corporate intrinsic values, their financial strengths, their managements, their competitive positions, and our assessment of their future earnings potential.

•	We will concentrate our assets in ourbest ideas.

•	We will not impose loads, exit fees or 12b-l charges on our investment partners.

•	We will consider closing the Funds to new investors if closing would benefit existing shareholders.

•	We will discourage short-term speculators and market timers from joining us, the long-term investors in Longleaf.

•	We will communicate with our investment partners as candidly as possible.
®
Longleaf Partners Funds ®
(800) 445-9469
www.longleafpartners.com

®
Longleaf Partners Funds ®
(800) 445-9469
www.longleafpartners.com
All data as of 3/31/08
PORTFOLIO MANAGERS
Mason Hawkins, CFA
Southeastern since 1975
Staley Cates, CFA
Southeastern since 1986
Andrew McDermott
Southeastern since 1998
PORTFOLIO
CONSTRUCTIONS

Equities	98%
Cash & Other	2%

Total	100%
AVERAGE ANNUAL
PERFORMANCE — as of 3/31/08

	One Year	Five Years	Since IPO
Longleaf Partners International Fund	(3.4%)	19.0%	13.6%
Inflation + 10%	13.9%	13.0%	12.9%
MS EAFE Index	(2.7%)	21.4%	7.1%[1]

[1]	In 1998, the EAFE was available at month-end only: therefore, the EAFE value at October 31, 1998 was used to calculate performance since public offering.
INTERNATIONAL FUND PROFILE

Initial Public Offering:	10/26/98

Net Assets:	$3,418 million

YTD Expense Ratio:	1.57%; No loads, 12b-l, exit or performance fees

2007 Turnover:	30%

Investment Suitability:	Appropriate for investors with a time horizon over 5 years

Symbol & Cusip:	LLINX; 54306940-5

Net Asset Value:	$17.51
TOP TEN HOLDINGS — 20 Total Holdings in Fund

Dell	information technology supplier	6.6%
Ingersoll Rand	refrigeration & cooling	6.6%
Fairfax Financial Holdings	property/casualty insurance	6.5%
NipponKoa Insurance	non-life insurance	6.4%
ACS Actividades	construction, infrastructure & energy	5.6%
Millea	non-life insurance	5.2%
Olympus	imaging company	5.1%
Kyocera	electronic components manufacturer	5.1%
YUM! Brands	franchisor/owner-Taco Bell, KFC, Pizza Hut	5.0%
Allied Irish Banks	financial services company	4.9%

	Total	57.0%
COUNTRY WEIGHTINGS

	Equity	Net Assets		Equity	Net Assets
Japan	35.1%	34.5%	Netherlands	4.9%	4.8%
US	11.9%	11.6%	South Korea	4.9%	4.8%
Spain	9.3%	9.1%	Mexico	4.6%	4.6%
UK	7.0%	6.9%	Switzerland	4.1%	3.9%
Bermuda	6.7%	6.6%	Total	100%	98.2%
Canada	6.6%	6.5%	Cash/Other	N/A	1.8%
Ireland	5.1%	4.9%
PERFORMANCE — Yearly Returns

1998*	9.0%	2001	10.5%	2004	10.2%	2007	15.3%
1999	24.4%	2002	(16.5%)	2005	12.9%
2000	25.9%	2003	41.5%	2006	17.1%

*	Partial year, initial public offering 10/26/98
This fact sheet must be preceded or accompanied by a Prospectus. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Current performance may be lower or higher than the performance quoted. Please call 1-800-445-9469 or view Longleaf’s website (www.longleafpartners.com) for more current performance information and for a copy of the current Prospectus, which should be read carefully for a discussion of investment objectives, management fees, expenses, and risks. Fund returns and those of the unmanaged and unhedged MS EAFE Index include reinvested dividends and distributions. The U.S. Bureau of Labor Statistics compiles the monthly CPI-U values used to calculate inflation. The Fund uses currency hedging as an investment strategy. Past performance (before and after taxes) is no guarantee of future performance, fund prices fluctuate, and the value of an investment at redemption may be more or less than purchase price. The Fund’s Trustees may impose a redemption fee (payable to the Fund) for short term trades if they believe it necessary to deter market timing.

March 31, 2008
Longleaf Partners
Small-Cap Fund
closed to new investors
PHILOSOPHY
The Fund seeks to achieve superior long-term performance by acquiring equity securities of competitively entrenched, financially strong, well-managed companies run by capable managements at market prices significantly below our assessment of their business value, and selling these stocks when they approach our appraisal. We view equity investments as ownership in a business enterprise. We determine business or intrinsic value through financial analysis and established disciplines which we have consistently applied for 33 years. Equities purchased at prices substantially less than their intrinsic worth should protect capital from significant loss and should also appreciate substantially when the market ultimately recognizes corporate value.
OBJECTIVE/POLICY STATEMENT
Longleaf Partners Small-Cap Fund seeks long-term capital growth by investing primarily in a limited number of small companies believed to be significantly undervalued.
FUND MANAGEMENT
The Fund is managed by Southeastern Asset Management, Inc.®, Memphis based firm. Founded in 1975, the firm has 51 employees and manages over $38 billion in assets.
INVESTMENT PARTNERSHIP
To align employee interests with those of shareholders and prevent conflicts of interest, Southeastern’s Code of Ethics requires all employees to limit their investment in publicly traded equity securities to the Longleaf Partners Funds (unless granted prior clearance.) The independent members of the Board of Trustees also must invest at least as much as their annual Trustees’ fees in the Funds.
GOVERNING PRINCIPLES
•	We will treat your investment in Longleaf as if it were our own.

•	We will remain significant investors with you in Longleaf.

•	We will invest for the long-term, while striving to maximize returns and minimize business, financial, purchasing power, regulatory and market risks.

•	We will choose our equity investments based on their discounts from our appraisal of their corporate intrinsic values, their financial strengths, their managements, their competitive positions, and our assessment of their future earnings potential.

•	We will concentrate our assets in our best ideas.

•	We will not impose loads, exit fees or 12b-l charges on our investment partners.

•	We will consider closing the Funds to new investors if closing would benefit existing shareholders.

•	We will discourage short-term speculators and market timers from joining us, the long-term investors in Longleaf.

•	We will communicate with our investment partners as candidly as possible.
®
Longleaf Partners Funds ®
(800) 445-9469
www.longleafpartners.com

®
Longleaf Partners Funds ®
(800) 445-9469
www.longleafpartners.com
All data as of 3/31/08
PORTFOLIO MANAGERS
Mason Hawkins, CFA
Southeastern since 1975
Staley Cates, CFA
Southeastern since 1986
PORTFOLIO
CONSTRUCTION

Equities	99%
Cash & Other	1%

Total	100%
AVERAGE ANNUAL
PERFORMANCE — as of 3/31/08

	One Year	Five Years	Ten Years
Longleaf Partners Small-Cap Fund	(15.4%)	16.4%	9.3%
Inflation + 10%	13.9%	13.0%	12.8%
Russell 2000 Index	(13.0%)	14.9%	5.0%
SMALL-CAP FUND PROFILE

Initial Public Offering:	2/21/89; closed to new investors

Net Assets:	$3,085 million

YTD Expense Ratio:	0.92%; No loads, 12b-l, exit or performance fees

2007 Turnover:	28%

Investment Suitability:	Appropriate for investors with a time horizon over 5 years

Symbol & Cusip:	LLSCX; 54306920-7

Net Asset Value:	$23.90
TOP TEN HOLDINGS — 23 Total Holdings in Fund

Washington Post	education & media company	7.6%
Pioneer Natural Resources	oil & gas exploration & production	6.4%
Texas Industries	construction materials	6.3%
Ruddick	Harris Teeter grocery stores	5.8%
Fairfax Financial Holdings	property/casualty insurance	5.7%
Dillard’s	department store retailer	5.1%
Del Monte Foods Co	food & pet products	4.9%
Potlatch	timber company	4.8%
IHOP	developer/franchisor of restaurants	4.6%
Office Depot	office products retailer	4.6%

	Total	55.8%
PERFORMANCE — Yearly Returns

1989*[1]	21.5%	1994	3.6%	1999	4.1%	2004	14.8%
1990*	(30.1%)	1995	18.6%	2000	12.8%	2005	10.8%
1991*	26.3%	1996	30.6%	2001	5.5%	2006	22.3%
1992	6.9%	1997	29.0%	2002	(3.7)%	2007	2.8%
1993	19.8%	1998	12.7%	2003	43.9%

[1]	Partial year, initial public offering on 2/21/89-12/31/89.

*	From public offering through 3/31/91 Fund was managed by a different portfolio manager
The fact sheet must be preceded or accompanied by a Prospectus. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Current performance may be lower or higher than the performance quoted. Please call 1-800-445-9469 or view Longleaf’s website (www.longleafpartners.com) for more current performance information and for a copy of the current Prospectus, which should be read carefully for a discussion of investment objectives, management fees, expenses, and risks. Fund returns and those of the unmanaged Russell 2000 Index include reinvested dividends and distributions. The U.S. Bureau of Labor Statistics complies the monthly CPI-U values used to calculate inflation. Past performance (before and after taxes) is no guarantee of future performance, fund prices fluctuate and the value of an investment at redemption may be more or less than purchase price. The Fund’s Trustees may impose a redemption fee (payable to the Fund) for short term trades if they believe it necessary to deter market timing.

Southeastern Asset Management Inc.
Southeastern Asset Management, Inc.
6410 Poplar Ave. • Suite 900 • Memphis, TN 38119 • (901) 761-2474

Southeastern Asset Management Inc.
BACKGROUND

Year Founded:	1975

Headquarters:	Memphis, Tennessee
Research Offices:	London, Tokyo & Singapore

Staff:	51 Employees
9 Research Team Members

Ownership Structure:	Independent; 100% employee owned

Assets Under Management (3/31/08):	$38.3 billion
U.S. large cap separate accounts:	$10.8 billion (closed)
International separate accounts:	$1.3 billion
Global separate accounts:	$9.4 billion
Longleaf Partners Fund:	$10.3 billion
Longleaf Partners Small-Cap Fund:	$3.1 billion (dosed)
Longleaf Partners International Fund:	$3. 4 billion

Partnership Investing:	-The Longleaf Funds are the exclusive equity
vehicle for Southeastern’s retirement plan and
employee equity investments.
-Southeastern employees and their families are
Longleaf’s largest shareholder group.

Investment Discipline:	Value oriented; long time horizon

Target Return:	Inflation +10%

Portfolio Management:	Team approach
6410 Poplar Ave. • Suite 900 • Memphis, TN 38119 • (901) 761-2474

Southeastern Asset Management Inc.
REPRESENTATIVE CLIENT LIST

Corporate Retirement Plans
American Airlines	Nestle
Bhs	Northrop Grumman
Cable & Wireless	OfficeMax
Cox Enterprises	Ormet
DSG	Pactiv
DTE Energy	Parker-Hannifin
EDS	Pearson Group Pension Trustee Limited
General Mills	Reuters
Kellogg Company	Rollins
Leggett & Platt	Smurfit-Stone
Lloyd’s Register	Stagecoach
Lloyds TSB	Syngenta
Lonza America	Tesco
National Grid USA

Academic Institutions
Allegheny College	Temple University
Claremont McKenna College	University of Colorado
Cornell University	University of Florida
Georgia Tech	University of Georgia
Grinnell College	University of Nebraska
Groton School	University of Pennsylvania
Hamilton College	University of Pittsburgh
Loyola University New Orleans	University of Rochester
St. Andrew’s School	Wellesley College
Syracuse University

Foundations and Nonprofit Institutions
American Legacy Foundation	North Shore-Long Island Jewish
American Museum of Natural History	Health System
American Psychological Association	The Andrew W. Mellon Foundation
Carnegie Institution of Washington	The Church Pension Fund
Cisco Systems Foundation	The Duke Endowment
Dana-Farber Cancer Institute	The Nature Conservancy
Gordon and Betty Moore Foundation	The New York Public Library
Kauffman Foundation	Yawkey Foundation
Clients chosen for the list consist of equity separate institutional accounts and include regionally and nationally recognized accounts representative of each category. Not all accounts in each category have been listed, and the accounts shown were not selected as the result of their investment performance. The listing is not intended to be a representation that the particular clients approve of Southeastern Asset Management, Inc. or the services it provides.
6410 Poplar Ave. • Suite 900 • Memphis, TN 38119 • (901) 761-2474

Southeastern Asset Management Inc.
BIOGRAPHIES
RESEARCH/PORTFOLIO MANAGEMENT

O. Mason Hawkins, CFA	Chairman and Chief Executive Officer
Southeastern since 1975.
1974-75, Director of Research, First Tennessee Investment Management, Memphis.
1972-73, Director of Research, Atlantic National Bank, Jacksonville.
Chartered Financial Analyst, 1979
Past President, Memphis Society of Financial Analysts, 1983

B.A. (Finance) University of Florida, 1970 M.B.A.(Finance) University of Georgia, 1971 Born 10 March 1948

G. Staley Cates, CFA	President
Southeastern since 1986. 1986, Research Associate, Morgan,Keegan & Company, Memphis. Chartered Financial Analyst, 1989

B.B.A. (Finance) University of Texas, 1986 Born 5 October 1964

T. Scott Cobb	Vice President
Southeastern since 2006. Based in London. 2004-2006 Smith, Salley & Associates, Greensboro. 2000-2004 Private Investor, Chapel Hill. 1995-2000 CST Investments, LLC, Memphis.

B.A. (History) University of Memphis, 1997 M.A. (Theological Studies) Covenant Theological Seminary, 1999 Born 3 October 1974

Jason E. Dunn, CFA	Vice President
Southeastern since 1997. Chartered Financial Analyst, 2001 B.A. (Business & Economics) Rhodes College, 1999 Born 27 November 1976

Ross Glotzbach, CFA	Vice President
Southeastern since 2004. 2003-2004, Corporate Finance Analyst, Stephens, Inc., Little Rock. Chartered Financial Analyst, 2006

B.A. (Economics) Princeton University, 2003 Born 30 July 1980
6410 Poplar Ave. • Suite 900 • Memphis, TN 38119 • (901) 761-2474

Southeastern Asset Management Inc.
RESEARCH/PORTFOLIO MANAGEMENT (continued)

E. Andrew McDermott	Vice President
Southeastern since 1998. Based in London. 1994-1998, J.P. Morgan, Hong Kong, Singapore, San Francisco. 1992-1994, NEC Logistics, Tokyo.

B.A. (History) Princeton University, 1992 Born 21 June 1969

Ken Ichikawa Siazon	Vice President
Southeastern since 2006. Based in Asia.
1997-2006, Lehman Brothers, Singapore, Tokyo, Hong Kong
1994-1997, JP Morgan, Hong Kong, New York
1990-1992, Ford Motor Company, Tokyo
1989-1990, Fuji Bank, Tokyo

B.S. (Systems Engineering), University of Virginia, 1989 M.B.A. Harvard Business School, 1994 Born 26 Novemebr 1967

Lowry H. Howell, CFA	Analyst
Southeastern since 2006.
2000-2005, Security Analyst and Principal, Flippin, Bruce & Porter, Lynchburg.
1995-2000, Equity Analyst, Associate Vice President, Southern Capital Advisors, Memphis.
Chartered Financial Analyst, 1999

B.A. (Finance) Rhodes College, 1995 M.S.(Accounting) Rhodes College, 1996 Born 20 January 1973

Josh Shores, CFA	Analyst
Southeastern since 2007. 2004-2007, Smith, Salley & Associates, Greensboro. 2002-2004, Franklin Street Partners, Chapel Hill. Chartered Financial Analyst, 2006

B.A. (Philosophy & Religious Studies) University of North Carolina, 2002 Born 28 April 1980
6410 Poplar Ave. • Suite 900 • Memphis, TN 38119 • (901) 761-2474

Southeastern Asset Management Inc.
TRADING/PORTFOLIO MANAGEMENT

Deborah L. Craddock, CFA	Vice President
Southeastern since 1987. 1987-1987, Sales Assistant, Robinson-Humphrey Co., Inc., Memphis. Chartered Financial Analyst, 1991

B.A. (Economics) Rhodes College, 1980 Born 25 August 1958

Jeffery D. Engelberg, CFA	Senior Trader
Southeastern since 2007.
2005 - 2007, Senior Trader, Fir Tree Partners, New York.
2001 - 2005, Convertible Bond Trader, KBC Financial Products, New York.
1999- 2000, Listed Equity Trader, Morgan Stanley, New York.
Chartered Financial Analyst, 2003

B.S. (Economics), Wharton School, University of Pennsylvania, 1998 M.B.A. Wharton School, University of Pennsylvania, 1999 Born 8 September 1976

Dallas Geer	Associate
Southeastern since 2004 2001-2004, Trading Assistant, Tudor Investment Corp, Greenwich, CT.

B.A. (Accounting) University of Tennessee, 1998 M.B.A. University of Tennessee, 2001 Born 3 October 1977
CLIENT SERVICE/PORTFOLIO MANAGEMENT

Jim Barton, Jr., CFA	Vice President
Southeastern since 1998.
1991-1998, Proprietary Futures/Options Trader, Louis Dreyfus Corp., Memphis.
1990-1991, Professional Basketball Player, BG-07 Ludwigsburg, Germany.
Chartered Financial Analyst, 2001

B.A. (History) Dartmouth College, 1989 Born 4 September 1966
6410 Poplar Ave. • Suite 900 • Memphis, TN 38119 • (901) 761-2474

Southeastern Asset Management Inc
CLIENT SERVICE/PORTFOLIO MANAGEMENT (continued)

Lee B. Harper	Vice President
Southeastern since 1993. 1989-1993, Consultant, IBM, Memphis. 1985-1987, Business Analyst, McKinsey & Company, Atlanta.

B.A. (History, Communications) University of Virginia, 1985 M.B.A. Harvard Business School, 1989 Born 3 April 1963

Frank N. Stanley, III, CFA	Vice President
Southeastern since 1985.
1974-1984, Portfolio Manager and Analyst, Montag & Caldwell, Atlanta.
1972-1973, Investment Officer, Atlantic National Bank, Jacksonville.
1966-1969, Lieutenant, U.S. Navy.
Chartered Financial Analyst, 1977

B.S. (Management) Georgia Institute of Technology, 1964 Emory University, 1965 M.B.A. (Marketing) University of Florida, 1970 Born 8 December 1941

Gary M. Wilson, CFA	Vice President
Southeastern since 2002. 1998-2002, Marketing, Citigroup, Tokyo 1993-1994, Business Development, Baystate Financial Services, Boston Chartered Financial Analyst, 2005

B.A. (History) Colgate University, 1992 M.A, International Economics, Johns Hopkins School of Advanced International Studies, 1998 Born 20 January 1970

Gwin Griesbeck	Associate
Southeastern since 2008.
2006-2008, Investor Relations, Thales Fund Management, New York.
2004-2006,Investor Relations, Twinfields Capital Management, Greenwich, CT.
2003-2004,Consultant, Deloitte and Touche, New York.

B.C. (Finance and Marketing) McIntire School of Commerce, University of Virginia, 2003 Born 4 May 1981
6410 Poplar Ave. • Suite 900 • Memphis, TN 38119 • (901) 761-2474

Southeastern Asset Management Inc
CLIENT ACCOUNTING

Nancy L. Thompson, CPA	Director of Client Accounting
Southeastern since 1996. 1990-1996, Partner, Ott & Associates, CPAs, Memphis. 1985-1990,Jack T. Chism & Company, CPAs. Certified Public Accountant, 1987.

B.A. University of Tennessee, 1976 M. Ed. University of North Florida, 1978 Born 24 July 1954

Jamie H. Baccus, CPA	Portfolio Accountant
Southeastern since 2004.
2003-2004, Mortgage Reconciliations Supervisor, Union Planters Bank.
2002- 2003,Audit Supervisor, Horne CPA Group, Jackson, MS.
1999-2002, Audit Associate, Horne CPA Group, Jackson, MS.
Certified Public Accountant, 2001

BSBA (Accounting) Auburn University, 1998 Master of Accountancy University of Alabama, 1999 Born 15 November 1975

Pam Evans, CPA	Portfolio Accountant
Southeastern since 2004.
2003-2004, Tax Manager, Reynolds, Bone & Griesbeck, PLC.
1996-2002, Reynolds, Bone & Griesbeck, PLC.
Certified Public Accountant, 1996.
B.A. University of Kentucky, 1972
Born 21 May 1950

Joy Mains	Portfolio Accountant
Southeastern since 2002. 2000-2002 Senior Accountant, KPMG LLP. 1999-2000 Staff Accountant, KPMG LLP.

B.B.A. University of Memphis, 1999 Born 24 March 1977
6410 Poplar Ave. • Suite 900 • Memphis, TN 38119 • (901) 761-2474

Southeastern Asset Management Inc
CLIENT ACCOUNTING (continued)

Carol Nordtvedt	Portfolio Accountant
Southeastern since 1998. 1992-1998, Accountant, Social Services. 1978-1981, Public Accounting Experience.

B.S. (Accounting ) George Mason University, 1978 Born 3 June 1953

Laura A. Wynn	Portfolio Accountant
Southeastern since 1987. Miller Hawkins Business College, 1978 Born 31 December 1959

ADMINISTRATION

Steven G Fracchia, CPA	Chief Financial Officer
Southeastern since 2007. 1996- 2007, Partner, Rhea & Ivy, PLC. 1994-1996, Controller, ALSAC/St. Jude Children’s Research Hospital. 1990-1994, Coopers & Lybrand (Pricewaterhouse Coopers).

B.S. (Accounting) University of Alabama, 1990 Born 29 August 1968

Richard Hussey	Vice President and Chief Operating Officer
Southeastern since 1999.
1997-1998, Director, Datacomm Solutions and Connectivity, Memphis.
1993-1998, Vice President, Circle H Farms, Memphis.
1991-1993, Global Technology and Operations Associate, J.P. Morgan, New York.

B.S. (Applied Economics & Business Management) Cornell University, 1991 Born 23 September 1968

Joseph L. Ott,CPA	Vice President, Treasurer and Operations Director
Southeastern since 1990.
1983-1991, Partner, Ott & Associates, CPAs, Memphis.
1972-1983, Partner & Associate, Harry M. Jay & Associates, CPAs, Memphis.
1971-1972, Staff Accountant, Arthur Andersen & Co., New Orleans.
Certified Public Accountant, Mississippi, 1974: Tennessee, 1975.

B.S. (Accounting) Mississippi State University, 1971 Born 29 September 1949
6410 Poplar Ave. • Suite 900 • Memphis, TN 38119 • (901) 761-2474

Southeastern Asset Management Inc
ADMINISTRATION (continued)

Julie M. Douglas, CPA	Vice President and CFO — Mutual Funds
Southeastern since 1989.
1987-1989, Audit Supervisor, Coopers & Lybrand, Birmingham.
1984-1987, Audit Senior, Coopers & Lybrand, Pittsburgh.
Certified Public Accountant, Pennsylvania, 1986: Tennessee, 1990.

B.S. (Accounting) Pennsylvania State University, 1984 Born 19 February 1962

Dronda P. Morrison, CPA	Controller
Southeastern since 2004.
1998-2004, Business Manager, St. Agnes Academy- St. Dominic School, Inc.
1978-1998, Controller, Les Passees Children’s Services
1976-1978, Accounts Payable Supervisor, Memphis Bank and Trust
Certified Public Accountant, Tennessee, 1985

B.B.A. (Accounting) Memphis State University, 1975 Born 17 November 1954

Suzanne K. Ross, CPA	Portfolio Compliance Specialist
Southeastern since 2005. 2004 -2005, Staff Accountant, KPMG LLP. Certified Public Accountant, 2005

Bachelor of Accountancy, Mississippi State University, 2002 Master of Professional Accountancy, Mississippi State University, 2003 Born 9 June 1981

M. Andrew Wylie	Information Technology Manager
Southeastern since 2004. 1999-2004, Project Manager, IBM Global Services, Memphis/Atlanta.

B.A. (Economics) Rhodes College, 1999 Born 27 May 1977
6410 Poplar Ave. • Suite 900 • Memphis, TN 38119 • (901) 761-2474

Southeastern Asset Management Inc
LEGAL

Andrew R. McCarroll	Vice President and General Counsel
Southeastern since 1998. 1996-1998, Farris Warfield & Kanaday, PLC, Nashville.

B.A. (English) Vanderbilt University, 1990 M.A. University of Chicago, 1993 J.D. Vanderbilt Law School, 1996 Born 26 October 1967

Michael J. Wittke	Legal Counsel and Chief Compliance Officer
Southeastern since 2002. 1996-2002, PricewaterhouseCoopers, LLP, Boston.

B.A. (Business Administration) Michigan State University, 1993 J.D. Boston College Law School, 1996 Born 8 March 1971

Steven P. McBride	Legal Counsel
Southeastern since 2005. 2001-2005, Senior Counsel, International Paper Company, Memphis. 1997-2001, Associate, Glankler Brown, PLLC, Memphis.

B.A. (Economics), University of Memphis, 1992 J.D. Notre Dame Law School, 1997 Born 5 May 1970
6410 Poplar Ave. • Suite 900 • Memphis, TN 38119 • (901) 761-2474

Southeastern Asset Management Inc
INVESTMENT PHILOSOPHY
Superior long term investment performance can be achieved when financially strong, well managed companies are bought at prices significantly below their business value and sold when they approach corporate worth.
▪	Stocks represent ownership in a business enterprise.

▪	Every business enterprise has a value.

▪	With analytical work corporate worth can be determined.
When we buy stocks at significant discounts to their corporate worth:
▪	It protects capital from significant loss over the long-term.

▪	It allows for large reward when the value is recognized.
6410 Poplar Ave. • Suite 900 • Memphis, TN 38119 • (901) 761-2474

Security Selection Criteria

Investment = Safety of Principal + Adequate Return

Value or Price per share
$80
$70
$60
$50
$40
$30
$20
$10
12% Growth of Corporate Intrinsic Value / Share
29% Compound Annual Return
Market Price / Share
Year 1
Year 2
Year 3
Year 4
Year 5

Assumptions for Example Above: If we buy a business at 50% of appraisal, and the enterprise value grows at 12% per annum, and in the fifth year the stock price reaches its full appraisal, we will have compounded our investment 29% per year. Two-thirds of the return comes from closing the gap between price and value. This chart does not reflect the performance of any particular security.

Research Process

Southeastern Asset Management Inc
INTERNATIONAL EQUITY
6410 Poplar Ave. • Suite 900 • Memphis, TN 38119 • (901) 761-2474

Southeastern Asset Management Inc.
INTERNATIONAL SEPARATE ACCOUNTS
Background
o	Southeastern has owned both U.S. and overseas companies throughout the firm’s history.

o	In the late 1990s portfolios held up to 30% of assets in foreign securities because U.S. stocks did not meet Southeastern’s required discount while non-U.S. opportunities were abundant.

o	At the time, all accounts were U.S. mandates, and most clients limited overseas holdings.

o	Because the employees of Southeastern wanted to take advantage of the compelling non-U.S. investments, we seeded Longleaf Partners International Fund in October 1998. We simultaneously offered comparable separate accounts.
Management of International Portfolios
o	Southeastern has a single investment team that shares a common approach and is tasked with finding the best investment opportunities without regard to size, location or industry. The team collectively determines which names to hold in clients’ portfolios.

o	International portfolios normally contain 18-20 securities.

o	Country and industry weightings are a by-product of bottom up investment decisions.

o	Portfolios contain not only companies headquartered outside of the U.S., but also U.S. domiciled companies with more than half of revenues, profits or appraised value derived from non-U.S. locations.

o	Market caps are a by-product of bottom up investment decisions. Most names are at least $ 1 billion given the size of Southeastern’s asset base and the concentrated approach.

o	Cash is a by-product of a lack of investment opportunities that meet Southeastern’s criteria. When we have not found stocks selling at the requisite discount for prolonged periods, cash has approached 30% of the portfolios for limited periods.

o	For new accounts we do not hedge currency exposure and do not have a view on the direction of currency markets. We appraise businesses and leave decisions about hedging to our clients.
International Accounts as of 3/31/08
o	14 accounts

o	$4.7 billion in assets ($3.4 billion is Longleaf Partners International Fund)

o	$50 million minimum account size
Fees
o	150 basis points on the first $50 million

o	125 basis points on $50 - $100 million

o	100 basis points on all assets over $100 million
6410 Poplar Ave. • Suite 900 • Memphis, TN 38119 • (901) 761-2474

Southeastern Asset Management Inc.
LONGLEAF PARTNERS INTERNATIONAL FUND
Performance for periods ending 3/31/08, net of fees

	Cumulative Total Return			Average Annual Return
			IPO			IPO
	1 year	5 years	(10/26/98)	l Year	5 Years	(10/26/98)
LLIN	-3.4%	138.6%	231.3%	-3.4%	19.0%	13.6%
Inflation +10%	14.0%	84.2%	215.4%	14.0%	13.0%	13.0%
MSCIEAFE	-2.7%	163.7%	90.4%	-2.7%	21.4%	7.1%

	Percentile Ranking Versus MSCI EAFE Managers
	1 year	5 years	9 and 1/4 years
LLIN	64	76	7
A Prospectus should precede or accompany this information. The average annual total returns of Longleaf Partners International Fund (LLIN) are net of fees and include changes in principal value, reinvested dividends and capital gains distributions. Performance does not reflect taxes that a shareholder would pay on distributions or share redemptions. The MSCI EAFE Index(EAFE) shows dividends and distributions reinvested. In 1998, EAFE was available only at month-end; therefore, we use EAFE’s value at 10/31/98 to calculate EAFE performance since public offering. EAFE is unmanaged and unhedged. Southeastern sometimes hedges currency for LLIN. Past performance cannot guarantee future results, fund prices fluctuate and redeemed shares may be higher or lower than their purchase price. Separately managed international accounts will perform differently. Current performance of LLIN may be higher or lower than the performance shown. Call 1-800-445-9469 or view www.longleafpartners.com   for the most recent performance or for the Funds’ Prospectus, which contains investment objectives, management fees, expenses, and risks. Read the Prospectus carefully before investing. Callan Associates provided the following performance and ranking based on average annual total returns of 99 investment companies representing $318 billion in assets and classified by Callan Associates as non-US equity funds employing various strategies to invest assets in a well-diversified portfolio of non-U.S. developed market equity securities, excluding regional specialists, index and emerging market products.
6410 Poplar Ave. • Suite 900 • Memphis, TN 38119 • (901) 761-2474

SOUTHEASTERN ASSET MANAGEMENT
PERFORMANCE VS CAI MF - NON-US EQUITY STYLE
PERIODS ENDED MARCH 31, 2008

Return Ranking

The chart below illustrates fund rankings over various periods versus the CAI MF - Non-US Equity Style. The bars represent the range of returns from the 10th percentile to the 90th percentile for each period for all funds in the CAI MF - Non-US Equity Style. The numbers to the right of the bar represent the percentile rankings of the fund being analyzed. The table below the chart details the rates of return plotted in the graph above.

30%
25%
20%
15%
10%
5%
0%
(5%)
(10%)
(15%)
(63)
(64)
(38)
(76)
(7)
(69)

	Last Year	Last 5 Years	Last 9-1/4 Years
10th Percentile	4.22	24.32	12.29
25th Percentile	1.85	22.49	9.85
Median	(0.31)	20.56	7.09
75th Percentile	(4.34)	19.05	5.72
90th Percentile	(7.99)	17.93	3.74
Longleaf Partners Intl (Net) ●	(3.41)	19.00	12.77
MSCI EAFE Index ▲	(2.70)	21.40	6.18

Inception: Oct. 26, 1998

Southeastern Asset Management

Southeastern Asset Management Inc.
LONGLEAF PARTNERS INTERNATIONAL FUND
Yearly Investment Performance

YEAR	Net of fees	MSCI EAFE
1998*	9.0%	10.9%
1999	24.4%	27.0%
2000	25.9%	-14.1%
2001	10.5%	-21.4%
2002	-16.5%	-15.9%
2003	41.5%	38.6%
2004	10.2%	20.3%
2005	12.9%	13.5%
2006	17.1%	26.3%
2007	15.3%	11.2%
1st Quarter 2008	-11.5%	-8.9%

Annualized Return from IPO (10/26/98) to 3/31/08	13.6%	7.1%

*	Partical year, initial public offering 10/26/98
A Prospectus should precede or accompany this information. The average annual total returns of Longleaf Partners International Fund (LLIN) are net of fees and include changes in principal value, reinvested dividends and capital gains distributions. 1 year return as of 3/31/08 was -3.4%, 5 year was 19.0%. Performance does not reflect taxes that a shareholder would pay on distributions or share redemptions. The MSCI EAFE Index(EAFE) shows dividends and distributions reinvested. In 1998, EAFE was available only at month-end; therefore, we use EAFE’s value at 10/31/98 to calculate EAFE performance since public offering. EAFE is unmanaged and unhedged. Southeastern sometimes hedges currency for LLIN. Past performance cannot guarantee future results, fund prices fluctuate and redeemed shares may be higher or lower than their purchase price. Separately managed international accounts will perform differently. Current performance of LLIN may be higher or lower than the performance shown. Call 1-800-445-9469 or view www.longleafpartners.com  for the most recent performance or for the Funds’ Prospectus, which contains investment objectives, management fees, expenses, and risks. Read the Prospectus carefully before investing.
6410 Poplar Ave. • Suite 900 • Memphis, TN 38119 • (901) 761-2474

LONGLEAF PARTNERS FUNDS  ®
QUARTERLY REPORT
at March 31, 2008
PARTNERS FUND
SMALL-CAP FUND
INTERNATIONAL FUND

MANAGED BY:
SOUTHEASTERN ASSET MANAGEMENT, INC.tm
Memphis, TN

Cautionary Statement
One of Longleaf’s “Governing Principles” is that “we will communicate with our investment partners as candidly as possible,” because we believe our shareholders benefit from understanding our investment philosophy and approach. Our views and opinions regarding the investment prospects of our portfolio holdings and Funds are “forward looking statements” which may or may not be accurate over the long term. While we believe we have a reasonable basis for our appraisals and we have confidence in our opinions, actual results may differ materially from those we anticipate. Information provided in this report should not be considered a recommendation to purchase or sell any particular security.
You can identify forward looking statements by words like “believe,” “expect,” “anticipate,” or similar expressions when discussing prospects for particular portfolio holdings and/or one of the Funds. We cannot assure future results and achievements. You should not place undue reliance on forward looking statements, which speak only as of the date of this report. We disclaim any obligation to update or alter any forward looking statements, whether as a result of new information, future events, or otherwise. This material must be preceded or accompanied by a Prospectus. Please read the Prospectus carefully for a discussion of fees, expenses, and risks. Current performance may be lower or higher than the performance quoted herein. You may obtain a current copy of the Prospectus or more current performance information by calling 1-800-445-9469 or at Longleaf’s website (www.longleafpartners.com).
The price-to-value ratio (“P/V”) is a calculation that compares the prices of the stocks in a portfolio to Southeastern’s appraisal of their intrinsic values. P/V represents a single data point about a Fund, and should not be construed as something more. We caution our shareholders not to give this calculation undue weight. P/V alone tells nothing about:

•	The quality of the businesses we own or the managements that run them;
•	The cash held in the portfolio and when that cash will be invested;
•	The range or distribution of individual P/V’s that comprise the average; and
•	The sources of and changes in the P/V.
When all of the above information is considered, the P/V is a useful tool to gauge the attractiveness of a Fund’s potential opportunity. It does not, however, tell when that opportunity will be realized, nor does it guarantee that any particular company’s price will ever reach its value. We remind our shareholders who want to find a single silver bullet of information that investments are rarely that simple. To the extent an investor considers P/V in assessing a Fund’s return opportunity, the limits of this tool should be considered along with other factors relevant to each investor.
© 2008 Longleaf Partners Funds Trust. All Rights Reserved.
LONGLEAF, LONGLEAF PARTNERS FUNDS and the pine cone logo are registered trademarks of Longleaf Partners Funds Trust.

CONTENTS

Letter to Shareholders	1

Longleaf Partners Fund (Partners Fund)
Management Discussion	5
Performance History	8
Portfolio Summary	9
Portfolio of Investments	10

Longleaf Partners Small-Cap Fund (Small-Cap Fund)
Management Discussion	14
Performance History	16
Portfolio Summary	17
Portfolio of Investments	18

Longleaf Partners International Fund (International Fund)
Management Discussion	21
Performance History	24
Portfolio Summary	25
Portfolio of Investments	26
Fund Information	31
Service Directory	33

Longleaf Partners Funds
LETTER TO SHAREHOLDERS
TO OUR SHAREHOLDERS:
The three Longleaf Partners Funds posted negative results in the first quarter. These returns as well as the long-term numbers are shown in the table below.

	Cumulative Returns through March 31, 2008

						1st
	Inception	15 Year	10 Year	5 Year	1 Year	Quarter

Partners Fund (4/8/87 IPO)	1133.0%	460.0%	102.5%	63.2%	(13.2)%	(10.9)%
Inflation plus 10%	1230.8	499.6	233.4	84.2	14.0	3.3
S&P 500*	633.1	287.7	41.1	71.0	(5.1)	(9.5)

Small-Cap Fund (2/21/89 IPO)	677.6	534.8	142.8	113.9	(15.4)	(11.6)
Inflation plus 10%	942.6	499.6	233.4	84.2	14.0	3.3
Russell 2000	479.7	266.1	62.3	100.3	(13.0)	(9.9)

International Fund (10/26/98 IPO)	231.3	NA	NA	138.6	(3.4)	(11.5)
Inflation plus 10%	215.4	NA	NA	84.2	14.0	3.3
EAFE Index*	90.4	NA	NA	163.7	(2.7)	(8.9)
* During the inception year, these indices were available at month-end only; therefore, the S&P 500 Index value at 3/31/87 and the EAFE Index value at 10/31/98 were used to calculate performance since inception. Additional performance information for each Fund can be found on pages 8, 16 and 24.
The April 1 Wall Street Journal headline, “Stocks’ Pain Touches All Regions of the Globe,” was not an April Fools’ Day prank, but a reminder that stocks’ prices in the Funds deviated further from their intrinsic values. If your yardstick for progress over the last three months is Mr. Market’s judgment of your holdings, you are likely disappointed. If, however, your scale measures intrinsic value growth of your Funds, the first quarter proved satisfying. The Funds made meaningful headway in spite of one unforced error in the Partners and International Funds – UBS. Excepting this appraisal markdown, each Fund’s composite value built as most investees grew and retained considerable free cash flow; we bought more of these businesses at steeper discounts; and many companies repurchased a significant percentage of their shares, thereby boosting values per share.

Longleaf Partners Funds
LETTER TO SHAREHOLDERS
Periods of volatility are unpredictable, and rarely do we find such a multitude of portfolio choices at one time. Our investment discipline is dynamic and constantly reassesses each investment in its current state: its financial flexibility in a time of economic opportunity; management’s operating and capital investment abilities; the prospects for value growth; and the discount to appraisal. We must weigh every company’s merits against the other portfolio holdings as well as against those we do not own in an attempt to concentrate in the best qualifiers, thus maximizing the return potential while minimizing the risk. During the quarter we made several sales to fund more compelling purchases. In the cases of Cheung Kong, EnCana, Nestle, and First American, we replaced fully priced businesses with significantly discounted ones. With Sprint, Comcast, and Limited we traded smaller residual positions in undervalued, lesser quality companies for businesses at slightly greater discounts with much better value growth prospects. We also scaled back some overweighted names. With the cash proceeds we added to a number of positions and purchased two new international names.
Southeastern has a history of outstanding long-term investing even though we have posted down quarters roughly 25% of the time. Each down period has provided the mispricing that has aided our ability to deliver good future returns. Successful investors must endure the short-term vagaries of market declines to be positioned well for the long term and to minimize transactional costs and taxes where relevant. Really good investors also arm themselves with conservative appraisals and use periods of weakness to buy more of their qualifiers when the discounts to appraisal increase, i.e. when the margin of safety of value over price widens. As your manager, we purchased more of a number of high quality companies without knowing when Mr. Market would weigh these investments fairly based on their economics. As your partner and Longleaf’s largest shareholder group, we added a substantial sum to the Longleaf Funds during the quarter. We know that value “outs” over time and that from price-to-value ratios below 60%, as they were in all three Funds at March 31, significant future returns can be anticipated. The performance spring has been compressed, and we expect to report good numbers as it uncoils.
Capital migrates to underpriced businesses, and we believe the migration will especially focus on companies denominated in U.S. dollars. America is on the bargain counter for international consumers, vacationers, and business buyers. You can be assured that overseas capital pools, their investment bankers and/or their investment managers are looking at most if not all of Longleaf’s holdings. We do not know how or when we will be paid. We do know that the probabilities are good that via merger, acquisition, liquidation, going private, or

Longleaf Partners Funds
LETTER TO SHAREHOLDERS
through the conventional economic arbitrage of the market, most of the Funds’ equities will rise to our appraisals within a reasonable time horizon.
Not knowing when we will be paid is tenable for Longleaf owners because our corporate values are compounding meaningfully, and a large majority of portfolio companies are aggressively repurchasing their underpriced shares. These buybacks increase per share values as well as our percentage ownership in these good businesses. In the Partners Fund, for example, fifteen of the twenty two investees are buying in shares. The math of discounted repurchases is compelling. If a company’s shares are worth $40 today, if the stock sells for $20, and if management retires 15% of the shares outstanding, the new intrinsic value instantly rises to $43 1/2. In the Funds’ investments with similarly attractive numbers, we are not only supporting our corporate management partners for their wise capital allocation decision to repurchase, but also urging them to be as aggressive as financial prudence warrants. In those cases where our partners have the financial flexibility but are not repurchasing discounted shares, we are asking them to explain why they are not. As a result of both organic value growth and significant repurchases, and in spite of a weak global economy, the composite values of the Funds are growing nicely. Thus, we firmly believe that our eventual market returns are being accentuated, albeit deferred.
Many of you have increased your stakes in the Longleaf Funds since November and a number have recently joined us as new shareholders in the Partners and International Funds. Your investments in the Funds have complemented our own additions and enabled us to lower the P/ Vs and improve the quality of the Funds’ portfolios. Opportunities of this magnitude come rarely and we encourage you to add to your Fund investments. We thank you for your confidence and the net inflows. Many fund companies have neither.
Sincerely,

O. Mason Hawkins, CFA Chairman & CEO Southeastern Asset Management, Inc.	G. Staley Cates, CFA President Southeastern Asset Management, Inc.

Intentionally Left Blank

Partners Fund - MANAGEMENT DISCUSSION
Longleaf Partners Fund declined 10.9% in the first quarter. Over the Partners Fund’s 20+ year history we have had twenty down quarters including the one just ended. Each has been disappointing, but also each has aided our ability to deliver good long-term returns, which are reflected in the numbers below.

	Cumulative Returns

	Inception	20 years	15 years	10 years

Partners Fund	1133.0%	1122.6%	460.0%	102.5%
Inflation plus 10%	1230.8	1068.5	499.6	233.4
S&P 500	633.1	699.7	287.7	41.1
Please see page 8 for additional performance information.
Almost $300 million in net inflows in the quarter combined with lower stock prices enabled us to further strengthen the portfolio for above average long-term results. We added to seven holdings that have competitively entrenched franchises, capable management partners, and materially discounted prices. These additions included Dell, eBay, FedEx, Liberty Interactive, Sun, UBS, and Walgreen. We sold two residual small holdings, Sprint and Comcast, as well as an initial minute position in Limited to concentrate more heavily in higher quality more discounted businesses.
UBS, the biggest detractor from performance in the quarter, was a mistake. Our case assumed that new management led by Marcel Rohner would return the firm to its roots as the world’s best private bank at minimal cost. We were half right: Rohner has taken the steps required to focus UBS exclusively on its high-return, low-risk wealth management and asset management businesses. The cost, however, has far exceeded our worst-case estimates of how much the historically prudent and conservative Swiss bank’s board permitted the investment bank to over-leverage its balance sheet with questionable assets. Writeoffs of nearly $40 billion plus dilution associated with two rights issues have destroyed $100 billion of value, several times the capital committed to the investment bank in our initial appraisal. As you would expect of owner-operators, we have taken a fresh look at the Fund’s existing investment. The company has installed a new chairman and completely replaced the management who put its balance sheet at risk. We believe that current leadership is committed to protecting and building the valuable wealth management business, which has proven resilient. The role of investment banking has been reined in to serve solely as a support function to wealth management clients. If management acts as promised, UBS should be a tremendous investment from this point.

Partners Fund - MANAGEMENT DISCUSSION
At Dell, which was down 19%, revenues are growing, margins are improving, the business produces an annual cash coupon of over $2 per share, and the company bought in 8% of its stock in the past quarter at less than half of our appraisal of intrinsic value. In addition, the company announced intentions to reduce annual costs by $3 billion — more than $1.00 per share after tax — over three years, which extends beyond the horizon of most Wall Street analysts. We do not fully incorporate these savings into our cash projections. We expect significant further repurchases given Michael Dell’s previous actions and his confidence in the company’s future. After netting out the $5 per share of net cash on the 2/1/08 balance sheet, Dell sells for less than 7x its cash net earnings.
Our appraisal of TDS was stable though the stock declined 35%. The telecom industry as a whole, and cellular operators in particular, fell. Level 3’s value grew in the quarter in spite of the stock’s 30% decline. The market overlooked the company’s progress in reducing its backlog of new customers and improving provisioning times. This positive news was overshadowed by the announcement of COO Kevin O’Hara’s departure. We are confident that Jim Crowe, the CEO, is the right person to lead the company and grow its value, and we are glad that CFO Sunit Patel, who previously planned to step down, has decided to remain in his role.
Several stocks in the portfolio advanced in the quarter, but none as dramatically as Chesapeake, which rose almost 18%. Energy companies have done well through the recent market volatility given record oil prices and rising natural gas prices. Few companies, however, have concurrently built value as rapidly as Chesapeake thanks in large part to Aubrey McClendon’s leadership and focus on growing value-per-share through efficient operations, successful exploration, and beneficial hedging. Aubrey is the consummate owner operator — he just completed the personal purchase of another $20 million of stock.
While we added to existing holdings, we did not buy any new names because owning more of the Fund’s best qualifiers was more attractive than other opportunities we identified. Shareholders will see a new name in the portfolio, however, as Liberty Capital spun out its DIRECTV stake into a separate tracking stock called Liberty Entertainment. This position together with the Fund’s direct ownership of DTV makes the satellite broadcaster our largest holding. The company has everything we covet as investment managers — a growing top line with simultaneous margin improvement, an increasingly entrenched franchise, two owner operators with proven track records in Chase Carey and John Malone, and a huge margin of safety of value over price.

Partners Fund - MANAGEMENT DISCUSSION
The significant capital your partners at Southeastern have added recently to the Fund supports our belief that the Fund is quantitatively and qualitatively well positioned to deliver significant future returns. Given the opportunity set that still exists, the Partners Fund remains temporarily open. Current shareholders will benefit from our ability to add to high quality names that are selling below the portfolio’s already low P/V. We also have several names on deck. In spite of the frustrating recent performance, the opportunity is exciting:

•	A P/V that is in the high-50%s, substantially lower than where it has traded in the last five years;

•	Businesses that are growing value through substantial cash flow generation from, in a number of cases, top line growth and margin improvement in spite of a slower economy;

•	Corporate partners who are meaningfully adding to value per share by aggressively buying in stock at steep discounts.

Partners Fund - PERFORMANCE HISTORY
AVERAGE ANNUAL RETURNS
for the periods ended March 31, 2008

	Partners	Inflation	S&P 500
	Fund	Plus 10%	Index

Year-to-Date	(10.89)%	3.3%	(9.45)%
One Year	(13.20)	13.98	(5.08)
Five Years	10.29	13.00	11.31
Ten Years	7.31	12.80	3.50
Since Public Offering 4/8/87	12.72	13.13	9.95
Past performance does not predict future performance, Fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. The Fund’s performance results in the table shown above do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. The S&P 500 Index is shown with all dividends and distributions reinvested. In 1987, the reinvested S&P 500 Index was available at month-end only; therefore, the index value at March 31, 1987 was used to calculate performance since public offering. This index is unmanaged and is not hedged for foreign currency risk. Longleaf often hedges its exposure to foreign currencies. This practice will impact the Fund’s relative performance versus a similar unhedged portfolio. Generally the relative returns of hedged positions improve when the dollar strengthens and decline when the dollar weakens. The U.S. Bureau of Labor Statistics compiles the CPI-U values used to calculate inflation. Seasonally adjusted inflation data is presented for periods less than one year. Current performance may be lower or higher than the performance quoted. Please call 1-800-445-9469 or view Longleaf’s website (www.longleafpartners.com) for more current performance information.

Partners Fund – PORTFOLIO SUMMARY
TABLE OF PORTFOLIO HOLDINGS
at March 31, 2008

		Net
		Assets

Common Stock		97.8%
Dell Inc.	8.2
Chesapeake Energy Corporation	6.3
The DIRECTV Group, Inc.	5.5
Liberty Media Entertainment Corporation	5.5
eBay, Inc.	5.2
FedEx Corporation	5.0
Liberty Media Holding Corporation – Interactive	5.0
Koninklijke Philips Electronics N.V.	5.0
Yum! Brands, Inc.	4.8
Walgreen Co.	4.8
The Walt Disney Corporation	4.7
The NipponKoa Insurance Company, Ltd.	4.7
Cemex S.A.B. de C.V. ADS	4.7
Aon Corporation	4.6
Sun Microsystems, Inc.	4.4
Pioneer Natural Resources Company	4.1
UBS AG	3.9
Level 3 Communications, Inc.	3.2
Telephone and Data Systems, Inc.	2.7
General Motors Corporation	2.6
Symantec Corporation	1.9
Liberty Media Holding Corporation – Capital	1.0
Options		0.4
Cash Reserves		2.6
Other Assets and Liabilities, net		(0.8)

		100.0%

PORTFOLIO CHANGES
January 1, 2008 through March 31, 2008

New Holdings	Eliminations

* Liberty Media Entertainment Corporation – Class A (Liberty Media Holding Corporation–Capital)	Comcast Corporation – Class A Special Limited Brands, Inc. Sprint Nextel Corporation

*	Change due to corporate action (name of related holding)

Partners Fund - PORTFOLIO OF INVESTMENTS
at March 31, 2008 (Unaudited)

Shares			Value

Common Stock 97.8%
		Automobiles 2.6%
14,240,000		General Motors Corporation(c)	$271,272,000
		Broadcasting and Cable 11.0%
22,810,900	*	The DIRECTV Group, Inc.	565,482,211
24,962,000	*	Liberty Media Entertainment Corporation – Class A	565,139,680

			1,130,621,891

		Construction Materials 4.7%
18,592,000		Cemex S.A.B. de C.V. ADS (Foreign)	485,623,040
		Entertainment 5.7%
6,240,500	*	Liberty Media Holding Corporation – Capital Series A	98,225,470
15,489,800		The Walt Disney Corporation	486,069,924

			584,295,394

		Financial Services 3.9%
13,756,000		UBS AG (Foreign)	396,172,800
		Insurance Brokerage 4.6%
11,668,090		Aon Corporation	469,057,218
		Internet and Catalog Retail 5.0%
32,002,600	*	Liberty Media Holding Corporation – Interactive Series A	516,521,964
		Internet Services 5.2%
17,903,050	*	eBay, Inc.	534,227,012
		Natural Resources 10.4%
13,914,200		Chesapeake Energy Corporation	642,140,330
8,657,900		Pioneer Natural Resources Company(b)	425,276,048

			1,067,416,378

		Pharmacies and Drug Stores 4.8%
12,814,000		Walgreen Co.	488,085,260
		Property & Casualty Insurance 4.7%
63,701,000		The NipponKoa Insurance Company, Ltd. (Foreign)(b)(c)	485,681,782
		Restaurants 4.8%
13,292,252		Yum! Brands, Inc.	494,604,697
		Software 1.9%
11,754,800	*	Symantec Corporation	195,364,776

Partners Fund - PORTFOLIO OF INVESTMENTS
at March 31, 2008 (Unaudited)

Shares			Value

		Technology 17.6%
42,379,166	*	Dell Inc.	$844,192,987
11,806,035		Koninklijke (Royal) Philips Electronics N.V. (Foreign)	451,619,374
1,640,165		Koninklijke (Royal) Philips Electronics N.V. ADR (Foreign)	62,883,926
29,303,996	*	Sun Microsystems, Inc.	455,091,058

			1,813,787,345

		Telecommunications 5.9%
153,597,754	*	Level 3 Communications, Inc.(b)	325,627,238
1,530,800		Telephone and Data Systems, Inc.	60,114,516
5,666,200		Telephone and Data Systems, Inc. – Special	211,349,260

			597,091,014

		Transportation 5.0%
5,588,501		FedEx Corporation(c)	517,886,388

		Total Common Stocks (Cost $8,621,184,532)	10,047,708,959

Contracts

Options 0.4%
		Construction Materials 0.4%
9,000,000		Call Options Purchased Cemex S.A.B. de C.V. ADS (Foreign), expiring March 2012 @ $45 (Cost $43,658,065)	32,983,200

Principal
Amount

Short-Term Obligations 2.6%
267,769,000	Repurchase Agreement with State Street Bank, 0.80% due 4/1/08, Repurchase price $267,774,950 (Collateral: $236,595,000 U.S. Treasury Bond, 1.32%, due 1-15-16, Value $273,128,051)	267,769,000

Total Investments (Cost $8,932,611,597)(a)	100.8%	10,348,461,159
Other Assets and Liabilities, Net	(0.8)	(78,495,692)

Net Assets	100.0%	$10,269,965,467

Net asset value per share		$29.55

*  Non-income producing security.

(a)	Aggregate cost for federal income tax purposes is $8,953,572,133. Net unrealized appreciation of $1,415,849,562 consists of unrealized appreciation and depreciation of $2,703,751,746 and $(1,287,902,184), respectively.
(b)	Affiliated issuer, as defined under Section 2(a)(3) of the Investment Company Act of 1940 (ownership of 5% or more of the outstanding voting securities of the issuer).
(c)	All or a portion designated as collateral for forward currency contracts.

Note:	Companies designated as “Foreign” are headquartered outside the U.S. and represent 19% of net assets.

Partners Fund - PORTFOLIO OF INVESTMENTS
at March 31, 2008 (Unaudited)
OPEN FORWARD CURRENCY CONTRACTS

Currency	Currency Sold and	Currency	Unrealized
Units Sold	Settlement Date	Market Value	Loss

9,746,000,000	Japanese Yen 11-6-08	$98,758,953	$(8,385,162)
18,089,954,000	Japanese Yen 12-3-08	183,496,055	(17,715,685)
22,423,000,000	Japanese Yen 2-5-09	227,995,275	(16,099,715)
206,658,000	Swiss Franc 4-25-08	208,123,564	(24,914,615)

		$718,373,847	$(67,115,177)

SWAP AGREEMENT

		Underlying
		Notional
		Amount	Unrealized
Units	Agreement	at Value	Loss

4,750,000	General Motors Corporation Preferred, 6.25% Convertible Series C due 7-15-33	$78,375,000	$(24,276,791)

Intentionally Left Blank

Small-Cap Fund - MANAGEMENT DISCUSSION
Longleaf Partners Small-Cap Fund declined 11.6% compared to a 9.9% drop in the Russell 2000 Index. The Fund’s longer term results are shown below.

	Cumulative Returns

	15 years	10 years	5 years	1 year	1st Qtr

Small-Cap Fund	534.8%	142.8%	113.9%	(15.4)%	(11.6)%
Inflation plus 10%	499.6	233.4	84.2	14.0	3.3
Russell 2000	266.1	62.3	100.3	(13.0)	(9.9)
Please see page 16 for additional performance information.
We sold First American and scaled back several other names that had performed well in order to concentrate in the Fund’s highest quality and most steeply discounted holdings. We added to Fair Isaac, Markel, Wendy’s, and Worthington. While we have a number of qualified “on deck” names, none were more compelling than some of the companies we already own.
IHOP returned 31% in the quarter, partially bouncing back after its steep decline in late 2007. IHOP provides a good example of how stock prices are much more volatile than intrinsic values, and thus the market’s inefficiency in the short run. Six months ago IHOP sold for over $63 per share which was close to 80% of our appraisal. The price fell by over 40% in the fourth quarter of 2007, and we marked our appraisal down around 10% reflecting the slower pace at which the company would be able to sell Applebee’s stores to franchisees and pay down debt. Over the last three months, IHOP’s stock rose 31% to almost $48 versus an appraisal gain of 1% from the cash flow the business generates. Vast swings between price and value provide opportunities to take advantage of Mr. Market.
Fair Isaac, Service Corp., IDT, Level 3, and the Washington Post had the greatest negative impact on the Fund’s results in the quarter. Fair Isaac, which produces the widely used FICO score that helps lenders determine the risk profiles of borrowers, was impacted by the fear surrounding all companies involved in credit related activity in addition to company specific concerns. While lenders pulled fewer scores with the seizing of credit markets, we believe FICO scores will retain their critical role in underwriting. New management is pursuing a credible strategy to reinvigorate growth and has bought back significant stock at discounted prices using the company’s still prodigious cash flow and strong balance sheet. The stock fell by one-third, and we added to the Fund’s position at less than half of appraised value.
Service Corp.’s value rose slightly in the quarter while its price sank 28%. Although death rates have declined, this funeral services provider has successfully

Small-Cap Fund - MANAGEMENT DISCUSSION
integrated last year’s Alderwoods acquisition and has used its substantial free cash flow to repurchase discounted shares. Cash drains from IDT’s competitive long distance calling card business as well as concerns over where the company might deploy its significant cash helped drive the price down 54%. IDT trades for less than the sum of its cash and securities.
Level 3’s value grew in the quarter in spite of the stock’s 30% decline. The market overlooked the company’s progress in reducing its backlog of new customers and improving provisioning times. This positive news was overshadowed by the announcement of COO Kevin O’Hara’s departure. We are confident that Jim Crowe, the CEO, is the right person to lead the company and grow its value, and we are glad that CFO Sunit Patel, who previously planned to step down, has decided to remain in his role.
Washington Post, the Fund’s largest holding, fell 16% due to fears of shrinking availability of private education loans and a recession’s impact on the media business. Very little of the company’s value is related to advertising revenues from media. The Kaplan education division comprises the largest part of our appraisal. The half of Kaplan that is related to test preparation services has no loan dependency. Of the higher education piece, less than 10% of Kaplan’s students are served by private loans. Washington Post sells for approximately half of our appraisal.
While the Fund will remain closed to contain asset size, we encourage our fellow shareholders to add to their investments in the Fund as we have. The composite P/V is in the high-50%s, its lowest level in over five years. Values are growing as share prices are declining, giving us an even larger margin of safety and upside return. Most of our management partners are owners and many are pursuing initiatives to increase value-per-share. The market’s current mispricing juxtaposed against the quality of what we own presents a unique opportunity.

Small-Cap Fund - PERFORMANCE HISTORY
AVERAGE ANNUAL RETURNS
for the periods ended March 31, 2008

	Small-Cap	Inflation	Russell 2000
	Fund	Plus 10%	Index

Year-to-Date	(11.61)%	3.3%	(9.90)%
One Year	(15.37)	13.98	(13.00)
Five Years	16.42	13.00	14.90
Ten Years	9.28	12.80	4.96
Since Public Offering 2/21/89	11.33	13.06	9.63
Past performance does not predict future performance, Fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. The Fund’s performance results in the table shown above do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. The Russell 2000 Index is shown with all dividends and distributions reinvested. This index is unmanaged and is not hedged for foreign currency risk. Longleaf often hedges its exposure to foreign currencies. This practice will impact the Fund’s relative performance versus a similar unhedged portfolio. Generally the relative returns of hedged positions improve when the dollar strengthens and decline when the dollar weakens. The U.S. Bureau of Labor Statistics compiles the CPI-U values used to calculate inflation. Seasonally adjusted inflation data is presented for periods less than one year. Current performance may be lower or higher than the performance quoted. Please call 1-800-445-9469 or view Longleaf’s website (www.longleafpartners.com) for more current performance information.

Small-Cap Fund - PORTFOLIO SUMMARY
TABLE OF PORTFOLIO HOLDINGS
at March 31, 2008

		Net
		Assets

Common Stock		98.8%
The Washington Post Company	7.6
Pioneer Natural Resources Company	6.4
Texas Industries, Inc.	6.3
Ruddick Corporation	5.8
Fairfax Financial Holdings Limited	5.7
Dillard’s Inc.	5.1
Del Monte Foods Company	4.9
Potlatch Corporation	4.8
IHOP Corp.	4.6
Office Depot, Inc.	4.6
Markel Corporation	4.6
Wendy’s International, Inc.	4.5
Everest Re Group, Ltd.	4.5
Worthington Industries, Inc.	4.4
Fair Isaac Corporation	4.3
Service Corporation International	4.0
Level 3 Communications, Inc.	3.6
Hilb, Rogal & Hobbs Company	3.6
Willis Group Holdings Limited	2.8
Discovery Holding Company	2.4
Olympus Corporation	2.0
IDT Corporation	1.3
Odyssey Re Holdings Corp.	1.0
Cash Reserves		1.2
Other Assets and Liabilities, net		–

		100.0%

PORTFOLIO CHANGES
January 1, 2008 through March 31, 2008

New Holdings	Eliminations

None	The First American Corporation

Small-Cap Fund - PORTFOLIO OF INVESTMENTS
at March 31, 2008 (Unaudited)

Shares			Value

Common Stock 98.8%
		Construction Materials 6.3%
3,244,800		Texas Industries, Inc.(b)	$195,044,928
		Education & Media 7.6%
352,167		The Washington Post Company – Class B	232,958,470
		Entertainment 2.4%
3,516,505	*	Discovery Holding Company – Class A	74,620,236
		Food 4.9%
15,725,283		Del Monte Foods Company(b)	149,861,947
		Funeral Services 4.0%
12,221,571		Service Corporation International	123,926,730
		Grocery – Retail 5.8%
4,823,500		Ruddick Corporation(b)	177,794,210
		Information Technology 4.3%
6,196,000		Fair Isaac Corporation(b)	133,337,920
		Insurance Brokerage 6.4%
3,526,400		Hilb Rogal & Hobbs Company(b)	110,975,808
2,513,000		Willis Group Holdings Limited (Foreign)	84,461,930

			195,437,738

		Manufacturing 4.4%
8,034,400		Worthington Industries, Inc.(b)	135,540,328
		Medical and Photo Equipment 2.0%
2,060,800		Olympus Corporation (Foreign)	62,435,955
		Natural Resources 11.2%
4,004,300		Pioneer Natural Resources Company	196,691,216
3,605,140		Potlatch Corporation(b)	148,784,128

			345,475,344

		Office Supplier 4.6%
12,901,759	*	Office Depot, Inc.	142,564,437
		Property & Casualty Insurance 15.8%
1,541,100		Everest Re Group, Ltd. (Foreign)	137,974,683
608,201		Fairfax Financial Holdings Limited (Foreign)	177,106,804
321,905	*	Markel Corporation	141,628,543
843,800		Odyssey Re Holdings Corp.	31,009,650

			487,719,680

		Restaurants 9.1%
2,978,100		IHOP Corp.(b)	142,650,990
6,062,000		Wendy’s International, Inc.(b)	139,789,720

			282,440,710

Small-Cap Fund - PORTFOLIO OF INVESTMENTS
at March 31, 2008 (Unaudited)

Shares			Value

		Retail 5.1%
9,050,748		Dillard’s, Inc. – Class A(b)	$155,763,373
		Telecommunications 4.9%
459,400		IDT Corporation	1,534,396
10,133,310		IDT Corporation – Class B	39,215,910
52,451,000	*	Level 3 Communications, Inc.	111,196,120

			151,946,426

		Total Common Stocks (Cost $3,102,146,060)	3,046,868,432

Principal
Amount

Short-Term Obligations 1.2%
39,574,000	Repurchase Agreement with State Street Bank, 0.80% due 4-1-08, Repurchase price $39,574,879 (Collateral: $34,970,000 U.S. Treasury Bond, 1.32%, due 1-15-16, Value $40,369,779)	39,574,000

Total Investments (Cost $3,141,720,060)(a)	100.0%	3,086,442,432
Other Assets and Liabilities, Net	–	(1,028,257)

Net Assets	100.0%	$3,085,414,175

Net asset value per share		$23.90

*  Non-income producing security.

(a)	Aggregate cost for federal tax purposes is $3,142,040,029. Net unrealized depreciation of $(55,277,628) consists of unrealized appreciation and depreciation of $480,804,545 and $(536,082,173), respectively.
(b)	Affiliated issuer as defined under Section 2(a)(3) of the Investment Company Act of 1940 (ownership of 5% or more of the outstanding voting securities of the issuer).

Note:	Companies designated as “Foreign” are headquartered outside the U.S. and represent 15% of net assets.

Intentionally Left Blank

International Fund - MANAGEMENT DISCUSSION
Longleaf Partners International Fund fell 11.5% in the first quarter compared to an 8.9% decline for the EAFE index. Long-term performance appears in the chart below.

	Cumulative Returns

				1st
	Inception	5 years	1 year	Quarter

International Fund	231.3%	138.6%	(3.4)%	(11.5)%
Inflation plus 10%	215.4	84.2	14.0	3.3
EAFE Index	90.4	163.7	(2.7)	(8.9)
Please see page 24 for additional performance information.
Performance approached the Fund’s worst ever quarter: March 2003. Then, as now, panic selling drove prices in selected markets far below intrinsic value. Then, as now, the portfolio included mistakes both acknowledged and unanticipated. Then, as now, the overall quality of the portfolio combined with bargain prices to move the composite P/V below 60%. Longleaf International’s long-term track record of superior compounding results primarily from periods when the entire portfolio sold below 60% of value. This quarter marked the first drop below 60% since early 2003.
The most important question for shareholders today, and that includes your management team, is: “Should we have confidence in the analytical ability reflected in the all-important “V” of the P/V ratio?”
The best answer to this question begins with a frank admission of our mistakes. UBS, the biggest detractor from performance in the quarter, was a mistake. Our case assumed that new management led by Marcel Rohner would return the firm to its roots as the world’s best private bank at minimal cost. We were half right: Rohner has taken the steps required to focus UBS exclusively on its high-return, low risk wealth management and asset management businesses. The cost, however, has far exceeded our worst-case estimates of how much the historically prudent and conservative Swiss bank’s board permitted the investment bank to over-leverage its balance sheet with questionable assets. Write offs of nearly $40 billion plus dilution associated with two rights issues have destroyed $100 billion of value, several times the capital committed to the investment bank in our initial appraisal. As you would expect of owner-operators, we have taken a fresh look at the Fund’s existing investment. The company has installed a new chairman and completely replaced the management who put its balance sheet at risk. We believe that current leadership is committed to protecting and building the valuable wealth management business, which has proven resilient. The role of

International Fund - MANAGEMENT DISCUSSION
investment banking has been reined in to serve solely as a support function to wealth management clients. If management acts as promised, UBS should be a tremendous investment from this point.
The real story of the past twelve months is not our mistake at UBS, but the string of appraisal successes that have resulted in multiple sales at or near intrinsic value. This quarter’s sales of Cheong Kong, EnCana, and Nestle joined last year’s exits from Renault, Nikko Cordial, and Vivendi. We also reduced overweighted positions in Fairfax and Olympus. EnCana and Nikko Cordial reached value in less than a year. Renault and Vivendi reached value after five years, but paid us to wait by building value in the interim.
Although we have adjusted corporate appraisals as earnings growth has slowed and asset markets have deflated, our appraisals have fared significantly better than stock prices. We care about intrinsic values, not the market. New investments can perform poorly initially as they are often in the midst of the troubles that made them cheap enough to buy, and we do not attempt to time purchases. The Fund’s two newest additions, Daiwa Securities and NH Hoteles, declined steadily after we began buying, only to reverse sharply at the end of the quarter and join Nestle and Millea as the quarter’s largest contributors.
Fairfax, another major contributor, deserves special mention because it benefited from the widening credit spreads that hurt short-term performance at many companies. Prem Watsa’s correct bets against credit markets have worked out spectacularly well, driving performance and value growth at the company. Only two years ago Fairfax reached the point of maximum pessimism, and from that level has more than quadrupled.
Dell and Olympus hurt performance most after UBS. Their declines illustrate the opportunity provided by today’s portfolio. At Dell, which was down 19%, revenues are growing, margins are improving, the business produces an annual cash coupon of over $2 per share, and the company bought in 8% of its stock in the past quarter at less than half of our appraisal of intrinsic value. In addition, the company announced intentions to reduce annual costs by $3 billion — more than $1.00 per share after tax — over three years, which extends beyond the horizon of most Wall Street analysts. We do not fully incorporate these savings into our cash projections. We expect significant further repurchases given Michael Dell’s previous actions and his confidence in the company’s future. After netting out the $5 per share of net cash on the 2/1/08 balance sheet, Dell sells for less than 7x its cash net earnings.

International Fund - MANAGEMENT DISCUSSION
At Olympus, nothing significant has changed since the stock traded near appraisal last summer. The stronger yen will impact reported yen profits, but the short-term impact on dollar profits will be less severe. The long-term pricing power of a market-leader with 70% market share in medical endoscopes will allow Olympus to maintain long-term margins. Olympus declined primarily because of its Japanese listing, a market that investors have abandoned for the third time in the Fund’s history. In the first quarter, foreign investors were net sellers of Japanese stocks by the largest margin since 1987. A stronger yen softened the performance impact in U.S. dollars (an impact partly offset in the Fund by our hedges of some Japanese holdings). Nevertheless, the frustration amongst investors with Japanese equities leaps from every headline.
We view this disdain with enthusiasm. While we have had our share of frustrations with Japanese management partners, we have observed slow but steady progress both in general and within the Fund’s holdings over the past decade. We prefer today’s Japanese opportunity set to those offered the last two times Japan dropped off investors’ maps in 1998 and 2003. Today’s valuations are similar, but returns on capital are higher, attitudes towards M&A have improved, dividend payouts are increasing, and share repurchases are accelerating. This activity extends to the portfolio, where Millea, Daiwa, and NipponKoa have all been significant repurchasers. Opportunities exist for improvement, but the Fund’s Japanese companies enter this downturn with stable businesses and strong balance sheets in a capital-starved world. Most important, valuations discount Armageddon. For confirmation that valuations matter, we need only look across the Sea of Japan to China, last year’s sure-fire winner. Amidst all the doom and gloom about Japan, the Shanghai composite dropped an eye-popping 33% in the quarter compared to the 6.4% decline for the TOPIX. At last summer’s peak, the Shanghai Index traded at over 50x earnings. Today, the Nikkei trades at about 13x earnings.
We end the quarter much as we have ended other difficult periods: determined to improve, but confident in our process, people, and partners. Longleaf Partners International Fund started as a vehicle to allow us to invest our own money alongside yours in compelling overseas opportunities. In the past three months, your managers have added significantly to the Fund. We hope that you will join us.

International Fund - PERFORMANCE HISTORY
AVERAGE ANNUAL RETURNS
for the periods ended March 31, 2008

	International	Inflation	EAFE
	Fund	Plus 10%	Index

Year-to-Date	(11.48)%	3.3%	(8.91)%
One Year	(3.40)	13.98	(2.70)
Five Years	19.00	13.00	21.40
Since Public Offering 10/26/98	13.55	12.96	7.07
Past performance does not predict future performance, Fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. The Fund’s performance results in the table shown above do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. The EAFE Index is shown with all dividends and distributions reinvested. In 1998, the EAFE was available at month-end only; therefore, the EAFE value at October 31, 1998 was used to calculate performance since public offering. This index is unmanaged and is not hedged for foreign currency risk. Longleaf often hedges its exposure to foreign currencies. This practice will impact the Fund’s relative performance versus a similar unhedged portfolio. Generally the relative returns of hedged positions improve when the dollar strengthens and decline when the dollar weakens. The U.S. Bureau of Labor Statistics compiles the CPI-U values used to calculate inflation. Seasonally adjusted inflation data is presented for periods less than one year. Current performance may be lower or higher than the performance quoted. Please call 1-800-445-9469 or view Longleaf’s website (www.longleafpartners.com) for more current performance information.

International Fund - PORTFOLIO SUMMARY
TABLE OF PORTFOLIO HOLDINGS
at March 31, 2008

		Net
		Assets

Common Stock		98.2%
Dell Inc.	6.6
Ingersoll-Rand Company Limited	6.6
Fairfax Financial Holdings Limited	6.4
The NipponKoa Insurance Company, Ltd.	6.4
ACS Actividades de Construccion Y Servicios, S.A.	5.6
Millea Holdings, Inc.	5.2
Olympus Corporation	5.1
Kyocera Corporation	5.1
Yum! Brands, Inc.	5.0
Allied Irish Banks plc	5.0
Daiwa Securities Group, Inc.	4.8
Japan Petroleum Exploration Co., Ltd.	4.8
Koninklijke Philips Electronics N.V.	4.8
SK Telecom Co., Ltd.	4.8
Cemex S.A.B. de C.V. ADS	4.5
UBS AG	4.0
Willis Group Holdings Limited	3.5
NH Hoteles S.A.	3.5
British Sky Broadcasting Group plc	3.4
KDDI Corporation	3.1
Cash Reserves		4.6
Other Assets and Liabilities, net		(2.8)

		100.0%

PORTFOLIO CHANGES
January 1, 2008 through March 31, 2008

New Holdings	Eliminations

Daiwa Securities Group, Inc. NH Hoteles, S.A.	Cheung Kong Holdings Limited EnCana Corporation Nestle S.A.

International Fund - PORTFOLIO OF INVESTMENTS
at March 31, 2008 (Unaudited)

Shares		Value

Common Stock 98.2%
	Broadcasting and Cable 3.4%
10,442,364	British Sky Broadcasting Group plc (United Kingdom)(b)	$115,330,857
	Conglomerate 5.6%
3,352,000	ACS, Actividades de Construccion Y Servicios, S.A. (Spain)	190,882,114
	Construction Materials 4.5%
5,950,000	Cemex S.A.B. de C.V. ADS (Mexico)	155,414,000
	Electonics 5.1%
2,054,200	Kyocera Corporation (Japan)(b)	172,488,503
	Financial Services 9.0%
7,968,000	Allied Irish Banks plc (Ireland)(b)	169,823,653
2,914,439	UBS AG (Switzerland)(b)	83,935,843
1,786,561	UBS AG (Local) (Switzerland)(b)	51,918,387

		305,677,883

	Hotels 3.5%
7,232,214	NH Hoteles, S.A. (Spain)(b)	120,230,520
	Industrial Machinery 6.6%
5,048,000	Ingersoll-Rand Company Limited (Bermuda)	225,039,840
	Insurance Brokerage 3.5%
3,586,000	Willis Group Holdings Limited (United Kingdom)	120,525,460
	Medical and Photo Equipment 5.1%
5,779,600	Olympus Corporation (Japan)(b)	175,104,254
	Natural Resources 4.8%
2,476,900	Japan Petroleum Exploration Co., Ltd. (Japan)(b)	164,000,201
	Property & Casualty Insurance 18.0%
757,074	Fairfax Financial Holdings Limited (Canada)	220,458,297
4,841,500	Millea Holdings, Inc. (Japan)(b)	178,739,165
28,556,000	The NipponKoa Insurance Company, Ltd. (Japan)(b)	217,722,311

		616,919,773

	Restaurants 5.0%
4,602,000	Yum! Brands, Inc. (United States)	171,240,420
	Securities Brokerage 4.8%
19,055,000	Daiwa Securities Group, Inc. (Japan)(b)	165,163,724

International Fund - PORTFOLIO OF INVESTMENTS
at March 31, 2008 (Unaudited)

Shares			Value

		Technology 11.4%
11,382,751	*	Dell Inc. (United States)	$226,744,400
1,365,931		Koninklijke (Royal) Philips Electronics N.V. (Netherlands)	52,251,319
2,889,269		Koninklijke (Royal) Philips Electronics N.V. ADR (Netherlands)	110,774,573

			389,770,292

		Telecommunications 7.9%
17,163		KDDI Corporation (Japan)(b)	104,858,216
286,648		SK Telecom Co., Ltd (South Korea)(b)	53,980,766
5,025,568		SK Telecom Co., Ltd ADR (South Korea)(b)	108,602,525

			267,441,507

		Total Common Stocks (Cost $2,852,650,583)	3,355,229,348

Principal
Amount

Short-Term Obligations 4.6%
159,187,000	Repurchase Agreement with State Street Bank, 0.80% due 4/1/08, Repurchase price $159,190,537 (Collateral: $140,655,000 U.S. Treasury Bond, 1.32%, due 1-15-16, Value $162,373,787)	159,187,000

Total Investments (Cost $3,011,837,583)(a)	102.8%	3,514,416,348
Other Assets and Liabilities, Net	(2.8)	(96,613,237)

Net Assets	100.0%	$3,417,803,111

Net asset value per share		$ 17.51

*  Non-income producing security.

(a)	Also represents aggregate cost for federal income tax purposes. Net unrealized appreciation of $502,578,765 consists of unrealized appreciation and depreciation of $779,270,339 and $(276,691,574), respectively.
(b)	All or a portion designated as collateral for forward currency contracts.

Note:	Country listed in parenthesis after each company indicates location of headquarters.

International Fund - PORTFOLIO OF INVESTMENTS
at March 31, 2008 (Unaudited)
OPEN FORWARD CURRENCY CONTRACTS

Currency	Currency Sold and	Currency	Unrealized
Units Sold	Settlement Date	Market Value	Gain(Loss)

10,667,000	British Pound 4-25-08	$21,132,228	$778,216
44,386,000	British Pound 12-3-08	86,377,784	537,587
132,308,000	Euro 12-3-08	206,233,165	(12,959,497)
19,072,000	Euro 2-20-09	29,611,155	(963,482)
19,076,000,000	Japanese Yen 4-25-08	191,680,145	(22,078,929)
37,982,700,000	Japanese Yen 12-3-08	385,278,790	(34,836,204)
13,433,000,000	Japanese Yen 2-5-09	136,585,672	(9,644,895)
133,416,000,000	South Korean Won 12-19-08	134,964,416	7,665,475
60,800,000	Swiss Franc 12-19-08	61,078,021	(5,995,578)

		$1,252,941,376	$(77,497,307)

COUNTRY WEIGHTINGS

	Equity	Net
	Only	Assets

Japan	35.1%	34.5%
United States	11.9	11.6
Spain	9.3	9.1
United Kingdom	7.0	6.9
Bermuda	6.7	6.6
Canada	6.6	6.4
Ireland	5.1	5.0
Netherlands	4.9	4.8
South Korea	4.8	4.8
Mexico	4.6	4.5
Switzerland	4.0	4.0

	100.0%	98.2

Cash, other assets and liabilities, net		1.8

		100.0%

Intentionally Left Blank

Intentionally Left Blank

Longleaf Partners Funds
FUND INFORMATION
The following additional information may be obtained without charge, upon request, by calling 1-800-445-9469, Option 1, or on the Funds’ website at www.longleafpartners.com, or on the SEC’s website at www.sec.gov.
Proxy Voting Policies and Procedures
A description of Longleaf’s Proxy Voting Policies and Procedures is included in the Statement of Additional Information (SAI).
Proxy Voting Record
Information regarding how the Funds voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is contained in Form N-PX.
Quarterly Portfolio Holdings
Longleaf files a complete schedule of portfolio holdings for the first and third quarters of each fiscal year on Form N-Q, which is available on the SEC’s website, and may be reviewed and copied at the SEC’s Public Reference Room in Washington, D.C. (please call 1-800-SEC-0330 for information on the operation of the Public Reference Room).
In addition to Form N-Q, Longleaf publishes reports for each fiscal quarter. These reports include complete schedules of portfolio holdings, as well as performance updates and management discussion. We furnish Longleaf’s Quarterly Reports in lieu of Form N-Q to shareholders who request information about our first and third quarter portfolio holdings, and Semi-Annual and Annual Reports for requests related to the second and fourth quarters, respectively.
Fund Trustees
Additional information about Fund Trustees is included in the Statement of Additional Information (SAI).

Intentionally Left Blank

Longleaf Partners Funds
SERVICE DIRECTORY
Contact us at www.longleafpartners.com or
(800) 445-9469

FUND INFORMATION	OPTION 1
To request a Prospectus, Statement of Additional Information (including Longleaf’s Proxy Voting Policies and Procedures), financial report, application or other Fund information from 7:00 a.m. to 7:00 p.m. Eastern time, Monday through Friday.

DAILY FUND PRICES	OPTION 2
For automated reporting 24 hours a day, seven days a week.

ACCOUNT INFORMATION	OPTION 3
For account balance and transaction activity, 24 hours a day, seven days a week. Please have your Fund number (see below) and account number ready to access your investment information.

SHAREHOLDER INQUIRIES	OPTION 0
To request action on your existing account from 9:00 a.m. to 6:00 p.m. Eastern time, Monday through Friday.
CORRESPONDENCE

By regular mail:	By express mail or overnight courier:
Longleaf Partners Funds	Longleaf Partners Funds
P.O. Box 9694	c/o PFPC
Providence, RI 02940-9694	101 Sabin Street
Pawtucket, RI 02860
(508) 871-8800
PUBLISHED DAILY PRICE QUOTATIONS
Daily net asset value per share of each Fund is reported in mutual fund quotations tables of major newspapers in alphabetical order under the bold heading Longleaf Partners as follows:

			Transfer Agent	Status to
Abbreviation	Symbol	Cusip	Fund Number	New Investors

Partners	LLPFX	543069108	133	Open
Sm-Cap	LLSCX	543069207	134	Closed 7-31-97
Intl	LLINX	543069405	136	Open

Longleaf Partners Funds ®
c/o PFPC
P.O. Box 9694
Providence, RI 02940-9694
(800) 445-9469
www.longleafpartners.com

Reprinted by permission of Morningstar, March 24, 2008	www.morningstar.com

Longleaf Partners Small-Cap	Analyst Report
LLSCX	by Gregg Wolper
Morningstar’s Take | 03-24-08
Longleaf Partners Small-Cap has the right formula, even if recent evidence seems to indicate otherwise.
This fund has struggled as the market has gyrated in recent months. In fact, for the three months through March 20,2008, it has suffered a 12.7% loss, putting it behind more than 90% of its rivals in the small-value category. Even though that’s a very brief period, it’s understandable if some shareholders in this closed fund are disappointed that a portfolio known for its deep-value strategy and conservative valuations hasn’t provide a cushion as the market has sunk.
One reason not to be concerned: The fund’s strategy, cautious as it is in some ways, isn’t intended to protect against ail market downdrafts. The managers are conservative, buying only companies they’re convinced are selling far below their true value, but they’re bold in that they’ll own stocks firmly out of favor. It’s not surprising if such stocks continue getting beaten up for a while. Meanwhile, some of their holdings work so well that they’re prime candidates for profit-taking by other investors when markets get jittery. For example, Service Corp, SCI is down 28% so far this year, but it was one of the fund’s best performers in 2007 with a 39% gain (after a 27% rise the year before), Discovery Holding DISCA is down 17% this year, but it gained 56% in 2007. (A decline in the cash stake from nearly 15% to almost nothing in 2007’s second half — as the managers jumped at what they considered bargain-priced opportunities also explains the lack of cushion here.)
This leads to the second reason to remain calm: the strategy’s proven success. Over the past 15 years, it has beaten the small-value average by more than 2 percentage points annually. It lands in the top quartile over the three-, five- ,and 10-year periods, too. The same managers that built that record remain in place.
Shareholders have sound reasons to stick with this fund for a long time.
Gregg Woiper is a senior mutual-fund analyst with Morningstar.com.

Year	Total return (%)	+/-Category
YTD	-11.61	-4.71
2008	—	—
2007	2.80	8.88
2006	22,33	6,06
2005	10.75	4.35
Data through 03-31-2008
Important Disclosue Information
This material should be preceded or accompanied by a Prospectus. Average annual total returns for the Longleaf Partners Small Cap Fund and its benchmark for the one, five and ten year periods ended March 31,2008 are as follows: Longleaf Partners Small Cap Fund, (15.37)%, 16.42% and 9,28%; Russell 2000 Index, (13.00)%, 14.90% and 4.96%. Fund returns and those of these unmanaged and unhedged indices included reinvested dividends and distributions, but do not reflect deduction of taxes. Current performance may be lower or higher than the performance quoted herein. Past performance (does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. Please call 1-800-445-9469 or view Longleaf’s website (www.longleafpartners.com) for more current performance information, or for a current copy of the Prospectus, which should be read carefully before investing to learn about the investment objectives, risks, charges and expenses of the Longleaf Partners Small Cap Fund. Discussion of particular investments should not be viewed as a recommendation to buy or sell any security.
(over please)
Morningstar Rating
««««
✓ Analyst Pick
Stewardship Grade

With a top-rate culture, independent board, and management with skin in the game, this fund is practically flawless on the stewardship front.
Kudos

Strong all-around performance.
Shareholder-focused fund family.
Low costs:
Excellent, long-tenured managers.
Risks
Large positions in individual holdings expose the fund to substantial stack-specific risk.
Emphasis on extremely cheap securities means managers will hold some troubled companies.
Strategy
This fund’s comanagers buy small-cap companies trading at discounts of 40% or more to the team’s estimates of their intrinsic values. In order to determine those intrinsic values, the managers and analysts often rely on their estimates of future free cash flows but will also take into consideration a company’s net assets and the sales prices of comparable businesses. Turnover is generally quite low, as the managers only buy if they feel comfortable holding a company for a long time. They take sizable positions, and the fund typically holds just 20 to 30 names.
Management
Staley Cates and Mason Hawkins have comanaged this fund since 1991. John Buford was named comanager in 1999 but left the firm at the end of 2005. Hawkins and Cates rely on 3 group of in-house analysts. The managers and analysts, along with all employees of advisor Southeastern Asset Management, are required to keep all of their own invested equity assets in Longleaf Partners funds.
Inside Scoop
This value maven is closed to new accounts. It has one of the group’s larger asset bases, but that shouldn’t cause problems. Attention to valuation and occasional large cash stakes have helped mute volatility over time, but large individual positions can cause swings in near-term results.
Role in Portfolio
Supporting Player

Reprinted by permission of Morningstar, March 24, 2008	www.morningstar.com
For each fund with at least a three-year history, Morningstar calculates a Morningstar Rating based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a fund’s monthly performance (including the effects of sales charges, loads, and redemption fees), placing more emphasis on downward variations and rewarding consistent performance. The top 10% of funds in each category receive 5 stars, the next 22.5% receive 4 stars, the next 35% receive 3 stars, the next 22.5% receive 2 stars and the bottom 10% receive 1 star. (Each share class is counted as a fraction of one fund within this scale and rated separately, which may cause slight variations in the distribution percentages.) The Overall Morningstar Rating for a fund is derived from a weighted average of the performance figures associated with its three-, five- and ten-year (if applicable) Morningstar Rating metrics. Longleaf Partners Small Cap Fund was rated against the following numbers of U.S. -domiciled Small Value funds over the following time periods: 336 funds in the last three years, 261 funds in the last five years, and 98 funds in the last ten years. With respect to these Small Value funds, the Longleaf Partners Small Cap Fund received a Morningstar Rating of 4 stars for the three-, five- and ten-year periods.